6-K 1 form6kFeb.htm REPORT OF FOREIGN ISSUER FOR THE MONTH OF FEBRUARY

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2006

Commission File No. 000-51236

RIPPLE LAKE DIAMONDS INC.

Registrant's Name

#305, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.

Document

1.1

Form 45-102F1 dated February 3, 2006

1.2

News Release dated February 6, 2006

1.3

Security Holders Document dated February 8, 2006

1.4

News Release dated February 16, 2006

1.5

News Release dated February 17, 2006

1.6

Interim Financial Statements for the second quarter ended December 31, 2005

1.7

Management Discussion & Analysis for the second quarter ended December 31, 2005

1.8

Certification of the Chief Executive Officer

1.9

Certification of the Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIPPLE LAKE DIAMONDS INC.

(Registrant)

By

/s/ Robert Lipsett

Robert Lipsett,

President and CEO

Date December 2nd, 2005